                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

   Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                          For the month of April, 2003

                         (Commission File No. 001-14499)

                          EMBRATEL PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                            Embratel Holding Company
                 (Translation of registrant's name in English)

 Rua Regente Feijo, n(degree) 166 - 16(degree) andar, Sala 1687B 20.060-060 Rio de Janeiro - RJ, Brazil (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                    Form 20-F _X_           Form 40-F ___

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.)

                         Yes ___              No _X_

                                   SIGNATURES

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

EMBRATEL PARTICIPACOES S.A.

Date:   April 2, 2003

By     /s/ Daniel Eldon Crawford

Name:   Daniel Eldon Crawford
Title:  President

                           FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management's  current view and  estimates  of  future  economic  circumstances,  industry  conditions, company performance and financial results. The words "anticipates",  "believes",
"estimates",  "expects",  "plans" and similar expressions, as they relate to the
company,  are  intended  to  identify  forward-looking  statements.   Statements
regarding  the  declaration  or  payment of  dividends,  the  implementation  of principal operating and financing  strategies and capital expenditure plans, the direction of future  operations  and the factors or trends  affecting  financial condition,  liquidity or results of operations  are examples of  forward-looking statements.  Such  statements  reflect the current views of  management  and are subject to a number of risks and  uncertainties.  There is no guarantee that the expected events, trends or results will actually occur. The statements are based
on  many  assumptions  and  factors,   including  general  economic  and  market
conditions,  industry  conditions,  and operating  factors.  Any changes in such assumptions  or factors  could cause actual  results to differ  materially  from current expectations.

                           EMBRATEL PARTICIPACOES S/A
                        CNPJ/MF Number 02.558.124/0001-12
                                NIRE 3330026237-7
                             Publicly Traded Company
                         CVM Registration Number 01764-7

                                 NOTICE OF CALL
                                 ANNUAL MEETING

The Shareholders of EMBRATEL  PARTICIPACOES  S/A are hereby invited to appear at the Annual Meeting that will be held at Company's  headquarters,  located in the
Capital of State of Rio de Janeiro, at Rua Regente Feijo, n(0) 166, room 1687-B,
Downtown,  on April 17, 2003,  at 12:00 noon,  to  deliberate  on the  following
Agenda:  (i) receive the Management's  accounts,  examine,  discuss and vote the
Financial  Statements  related to the fiscal  year ended on December  31,  2002, published in the newspaper Valor Economico and in the Official Gazette of Rio de
Janeiro  State on March 18, 2003;  (ii)  deliberate  on the  destination  of the period net profit and distribution of dividends;  (iii) elect one (01) member of the Board of Directors  to  complement  the term of office;  (iv) set the global annual remuneration of the Company's  administration board; (v) elect members of the Audit  Committee  and set their  remuneration;  and (vi) other  subjects  of corporate interest.

GENERAL INSTRUCTIONS:

A)  Powers  of  Attorney  should  be filed at the  Company  headquarters  within forty-eight hours before the Meeting.

B) Shareholders  participating in Fungible  Custody of Nominative  Shares of the
Stock  Exchanges  willing to take part at this Meeting shall present a statement issued two (02) days  before the holding  thereof,  including  their  respective shareholding.

C) Under CVM Regulatory Instruction Number 165 of December 11, 1991 with wording provided  by Article  One of CVM  Instruction  Number  282 of June 26,  1998 the
percentage  for  requirement  of multiple  vote will be five percent (5%) of the voting capital.

D) Under the current  legislation,  all documents  relevant to the matters to be discussed  at the  Meeting  are at the  shareholders'  disposal  at the  Company headquarters.

                         Rio de Janeiro, April 1st, 2002

                              Daniel Eldon Crawford
                       Chairman of the Board of Directors